

Mail Stop 3010   February 24, 2010

Kenneth S. Klein, President
Klein Retail Centers, Inc.
89 West Chicago Street
Coldwater, MI 49036

   Re: Klein Retail Centers, Inc.
      Amendment No. 5 to Form S-11
      Filed January 28, 2010
      Amendment No. 6 to Form S-11
      Filed February 11, 2010
      File No. 333-157962

Dear Mr. Klein:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Unless otherwise noted, the page number references correspond to Amendment No. 5 as filed on EDGAR.

Plan of Operation, page 29

Acquisition of Additional Shadow Retail Centers, page 29

1. We note you disclosure in the last paragraph of this section that, if you pay commissions or fees to you or your affiliates, these amounts will not exceed the limits on maximum compensation set by any regulatory agency. Please specify the maximum amount of compensation you may pay.

<u>Management's Discussion and Analysis … page 37</u>

2.   Please update this section to provide disclosure as of December 31, 2009.

<u>Financial Statements</u>

3.   Please update the financial statements in accordance with Rule 8-08 of Regulation S-X.

<u>Interim Period ended September 30, 2009</u>

<u>Note 6 – Stock Transactions, page 12</u>

4.   We have read your response to comment six relating to your accounting for shares issued for consulting services. Please clarify why you believe these instruments were nonforfeitable given your ability to demand return of the shares upon nonperformance in 2009. In addition, based on your response there appeared to be an expectation that services would be performed. As such, it is unclear why the equity instruments were recognized upon issuance given specific performance was required by the grantee to retain the equity instruments. In a supplemental response, explain why the expense was recognized at the inception of the agreement instead of as services were provided given the aforementioned factors. Reference the applicable accounting literature that supports your treatment.

<u>Exhibit 5.1</u>

5.   We note that the legal opinion dated January 28, 2010 refers to a per share price of $5.00. We also note that the per share price has been increased to $5.25 in Amendment 6. Please provide a revised opinion that reflects the correct per share price.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jorge Bonilla at (202) 551-3414 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Lee W. Cassidy (*via facsimile*)
    Robert J. Philipp, Esq. (*via facsimile*)